UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*
Applied Natural Gas Fuels, Inc.
(F/K/A PNG Ventures, Inc.)

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
03823T105

(CUSIP Number)
Mr. Brook Taube
Fourth Third, LLC
c/o Medley Capital LLC
375 Park Avenue
Suite 3304
New York, New York 10152
(212) 759-0777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 24, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑
*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03823T105	13D	Page	1	of	8	Pages

1	NAMES OF REPORTING PERSONS Fourth Third, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		13,200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,200,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66%

14	TYPE OF REPORTING PERSON (see instructions)

	OO

CUSIP No.	03823T105	13D	Page	2	of	8	Pages
     This Schedule 13D amends and replaces the Schedule 13G filed with the Securities and Exchange Commission on June 30, 2008 by Fourth Third, LLC (“Fourth Third”) (the “Reporting Person”), under control of Medley Capital LLC (“Medley Capital”). Fourth Third holds these securities through its designees, Medley Opportunity Fund, LP and PNG Cayman Holdings, also under control of Medley Capital. As described in greater detail in Item 4 and Item 6 below, this Schedule 13D is being filed as a result of the issuances of common stock in accordance with the emergence from bankruptcy and reorganization of Applied Natural Gas Fuels, Inc. (formerly known as PNG Ventures, Inc.) (the “Issuer”) on March 24, 2010. In connection with the reorganization plan, Fourth Third received, in exchange for an outstanding Issuer $37.5 million senior secured note held by Fourth Third, $5.5 million in cash, a new $9.8 million senior secured four year term note and 13,200,000 shares of new Issuer common stock, par value $0.001, (“New Common Stock”), representing 66% of the common stock of the reorganized Issuer. The 1,100,000 shares of common stock (“Old Common Stock”) reported as beneficially owned by Fourth Third, LLC on the previously filed Schedule 13G was cancelled in the reorganization. In addition, Reporting Persons entered into a shareholders’ agreement with Castlerigg LLC and its affiliates (“Castlerigg Group”) regarding, among other items, voting issues relating to the Issuer. The Reporting Person may be deemed to constitute a “group” with the Castlerigg Group; however, the Reporting Person does not, however, affirm the existence of any group.
Item 1. Security and Issuer.
Common Stock, $0.001 par value per share
Applied Natural Gas Fuels, Inc.
(formerly known as PNG Ventures, Inc.)
31111 Agoura Road, Suite 208
Westlake Village, California 91361
Item 2. Identity and Background.
     This Schedule 13D is being filed by Fourth Third, a Delaware limited liability company having its principal office and place of business at 375 Park Avenue, Suite 3304, New York, New York 10152. Fourth Third was given the right to designate holders of the New Common Stock and has so designated PNG Cayman Holdings, organized under the laws of the Cayman Islands, to hold 11,880,000 shares and Medley Opportunity Fund, LP, a Delaware limited partnership to hold 1,320,000 shares. PNG Cayman Holdings and Medley Opportunity Fund, LP are affiliates of Fourth Third and all of these entities are controlled by Medley Capital. The principal office and place of business of Medley Capital and its affiliates is at 375 Park Avenue, Suite 3304, New York, New York 10152. The principal business of Medley Capital and its affiliates including the Reporting Person is investment management. The names, addresses, present principal occupation or employment and citizenship of the principals of the Reporting Person and the principals of the controlling entity, Medley Capital, (the “Covered Persons”) are set forth in Appendix A to this Schedule 13D, which is incorporated herein by reference.

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     During the last five years, neither the Reporting Person nor Medley Capital nor any of the Covered Persons listed in Appendix A have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person is filing this Schedule 13D as a result of receiving an aggregate of 13,200,000 shares of common stock, par value $0.0001, issued by the Issuer (representing 66% of Issuer outstanding shares) (“New Common Stock”) in addition to $5.5 million in cash and a $9.8 million senior secured note in a reorganization upon emergence from Chapter 11 bankruptcy in exchange for a $37.5 million senior debt facility owed to Fourth Third. The 1,100,000 shares of Old Common Stock held by Fourth Third was cancelled in the Issuer’s reorganization. The Reporting Person has not invested any additional funds into the Issuer in connection with the reorganization transaction.
Item 4. Purpose of Transaction.
     The purpose of the transaction was to consummate the Issuer’s reorganization in accordance with the bankruptcy court’s Confirmation Order that confirmed the Issuer’s reorganization plan. The Reporting Person was given the right to nominate one member of the Issuer’s board of directors, subject to the Reporting Person continuing to hold certain minimum equity interests in the Issuer.
     The Reporting Person’s beneficial ownership of the New Common Stock reported herein was acquired for investment purposes. The Reporting Person intends to assess its investment in the Issuer from time to time and retains the right to change its investment intent, from time to time to acquire additional ownership interests in New Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of its beneficial ownership of the New Common Stock or other securities of the Issuer, if any, beneficially owned by it, in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as otherwise disclosed or incorporated by reference herein, the Reporting Person currently has no plans or proposals which would be related to or would result in any of the matters described in Item 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the

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Issuer or other third parties regarding such matters.
     An employee of Medley Capital, the controlling person of the Reporting Person, is currently a member of the board of directors of the Issuer. As a result of the Reporting Person’s ongoing review and evaluation of the business of the Issuer, the Reporting Person may, through such employee’s representation on the board of directors of the Issuer and otherwise, continue to communicate with the board of directors, members of management and/or other stockholder of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors to create stockholder value.
     The information set forth in Item 6 is also incorporated by reference into this Item 4.
Item 5. Interest in Securities of the Issuer.
(a) Amount beneficially owned and Percentage of Class:
As of the close of business on March 24, 2010, the Reporting Person beneficially owned an aggregate of 13,200,000 shares of the New Common Stock, representing 66% of the shares of the New Common Stock outstanding. The percentages used herein are based upon the 20,000,000 shares of the New Common Stock reported to be outstanding as of March 24, 2010 by the Issuer in Item 5.01 of its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010. The Reporting Person and the Castlerigg Group may be deemed to share beneficial ownership of the above-referenced shares and the 5,300,000 shares of New Common Stock held by Castlerigg Group as a result of being parties to the Shareholders Agreement, a copy of which was filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2010. The Reporting Person does not affirm the existence of a group with the Castlerigg Group and disclaims beneficial ownership of the shares beneficially owned by the Castlerigg Group. The Reporting Person is not responsible for the completeness and accuracy of the information concerning the Castlerigg Group.
To the knowledge of the Reporting Person, none of the persons named in Item 2 above (other than the Reporting Person) beneficially owns any shares of the Issuer’s New Common Stock.
(b)	(i)	Sole power to vote or to direct the vote: 13,200,000

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 13,200,000

	(iv)	Shared power to dispose or to direct the disposition of: 0
(c)	Transactions Effected in Past 60 Days by Reporting Person: None

(d)	Not applicable.

(e)	Not applicable.

CUSIP No.	03823T105	13D	Page	5	of	8	Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Plan of Reorganization
On September 9, 2009, the Issuer filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in Bankruptcy Court (Case No. 09-13162). On March 12, 2010, the Bankruptcy Court entered the Confirmation Order (i) approving the Disclosure Statement relating to the Issuer’s reorganization plan and the Issuer’s procedures for soliciting votes on the reorganization plan and (ii) confirming the reorganization plan.
Castlerigg Group provided approximately $8.325 million to fund the implementation of the reorganization plan, in return for which it received on the Effective Date a $5.5 million senior secured four year term note, as adjusted pursuant to its terms, accruing interest at 10% per annum, a $250,000 senior secured short-term note and 5,300,000 shares of the New Common Stock representing approximately 26.5% of the New Common Stock of the newly reorganized Issuer.
The Reporting Person received an aggregate of 13,200,000 shares of New Common Stock issued by the Issuer (representing 66% of Issuer outstanding shares) (“New Common Stock”) in addition to $5.5 million in cash and a $9.8 million senior secured note in the reorganization plan in exchange for the $37.5 million senior debt facility owed to Fourth Third. The 1,100,000 shares of Old Common Stock held by Fourth Third was cancelled in the Issuer’s reorganization. The Reporting Person did not invest any additional funds into the Issuer in connection with the reorganization transaction.
A copy of the Confirmation Order, with a copy of the reorganization plan as confirmed attached thereto, was attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010, and is incorporated by reference into this item 6.
Subscription Agreement
On the effective date of the reorganization plan (“Effective Date”), the Issuer and the Reporting Person entered into the Subscription Agreement pursuant to which the Reporting Person acquired beneficial ownership of 13,200,000 shares of the New Common Stock as partial consideration of the exchange of the $37.5 million senior note in the reorganization plan. The Subscription Agreement contained typical representations and warranties of the Issuer and Reporting Person.
The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010, and is incorporated by reference herein.

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Shareholders’ Agreement
On the Effective Date, the Issuer, Fourth Third and Castlerigg Group entered into the Shareholders’ Agreement, pursuant to which each of Fourth Third and the Castlerigg Group has the right to nominate one director for election to the Issuer’s Board and each has agreed to vote its shares for the other’s nominee.
The Issuer may not change the size of the Board or the number of directors required for a quorum without the consent of Fourth Third and the Castlerigg Group. In addition, the Issuer is required to obtain the approval of each of Fourth Third and the Castlerigg Group prior to undertaking certain actions, including, without limitation:
•	hiring or firing the Issuer’s senior executive officers;

•	pledging of any of the Issuer’s assets or creation of any liens;

•	making any changes in accounting methods or policies, or causing a change in the Issuer’s auditors;

•	amending the Issuer’s charter or bylaws in a manner that could reasonably be expected to be adverse to Fourth Third or the Castlerigg Group;

•	creating any committee of the Board;

•	issuing any preferred stock or other stock with rights senior to the shares of New Common Stock issued to Fourth Third and the Castlerigg Group; and

•	any sales, mergers or business combinations involving the Issuer.
The description of the Shareholders’ Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010, and is incorporated by reference herein.
Registration Rights Agreement
On the Effective Date, the Issuer, Fourth Third and Castlerigg Group entered into the Registration Rights Agreement, pursuant to which the Issuer agreed to file, on demand of either the Castlerigg Group or Fourth Third, a registration statement with the Securities and Exchange Commission (“SEC”) to register for public resale the shares owned by the Castlerigg Group and Fourth Third, which registration statement is required to become effective on the earlier of (i) the 90th day following the demand for such registration statement to be filed or (ii) the fifth trading day following the date on which the SEC notifies the Issuer that the registration statement will not be reviewed or is no longer subject to review and further comments. Within 30 days after becoming eligible to use a registration statement on Form S-3, the Issuer must file a shelf registration statement on Form S-3 to cover the shares owned by the Castlerigg Group and Fourth Third, which registration statement must become effective on the 90th day following the date on which the Issuer becomes eligible to utilize Form S-3, subject to certain exceptions. The Issuer also granted “piggyback” registration rights to Fourth Third and the Castlerigg Group, which are triggered if the Issuer proposes to file a registration statement for its own account or the account of one or more stockholders until the earlier of the sale of all of the shares owned by the Castlerigg Group and Fourth Third or such shares become eligible for sale under Rule 144 without restriction. Failure to timely satisfy the filing or effectiveness deadlines specified above will subject the Issuer to certain monthly financial penalties.
The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010, and is incorporated by reference herein.

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Item 7. Material to be Filed as Exhibits.
Exhibit 99.1 — Confirmation Order, together with a copy of the Company’s First Amended Plan of Reorganization, as confirmed (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 30, 2010).
Exhibit 99.2 — Stock Subscription Agreement, dated as of March 24, 2010, by and between the Company and Fourth Third (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 30, 2010).
Exhibit 99.3 — Shareholders’ Agreement, dated as of March 24, 2010, by and among the Company, Fourth Third, LLC, and Castlerigg PNG Investments, LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 30, 2010).
Exhibit 99.4 — Registration Rights Agreement, dated as of March 24, 2010, by and among the Company, Fourth Third, LLC, and Castlerigg PNG Investments, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 30, 2010).

CUSIP No.	03823T105	13D	Page	8	of	8	Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2010
Date

/s/ Brook Taube
Signature

Brook Taube, Managing Member
Name/Title

Appendix A
Principals of Medley Capital LLC

Principal
Name	Position	Address	Occupation	Citizenship
Managers
Brook Taube	Managing Member	c/o Medley Capital LLC 375 Park Avenue Suite 3304 New York, New York 10152	Investment Manager	United States

Seth Taube	Managing Member	c/o Medley Capital LLC 375 Park Avenue Suite 3304 New York, New York 10152	Investment Manager	United States

Andrew Fentress	Managing Member	c/o Medley Capital LLC 375 Park Avenue Suite 3304 New York, New York 10152	Investment Manager	United States
Principal of Fourth Third, LP

Principal
Name	Position	Address	Occupation	Citizenship
Managers
Brook Taube	Managing Member	c/o Medley Capital LLC 375 Park Avenue Suite 3304 New York, New York 10152	Investment Manager	United States